Filed by Millrose Properties, Inc. pursuant to rule 425 under the Securities Act of 1933, as amended Subject Company: Lennar Corporation Commission File No.: 1-11749

Investor Presentation1⁄8

DisclaimerThis disclaimer applies to this document and the verbal comments of any person presenting it. This presentation, together with any such oral or written comments, is referred to herein as the “Presentation.”Forward-Looking StatementsThis Presentation contains certain statements about Lennar Corporation (“Lennar”) and Millrose Properties, Inc. (“Millrose”) that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Lennar’s and Millrose’s respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this Presentation may include statements about the expected effects on Lennar and Millrose of the offer by Lennar to exchange (the “Exchange Offer”) up to 33,298,764 shares of Class A common stock, par value $0.01 per share, of Millrose (the “Millrose Class A Common Stock”) for outstanding shares of Class A common stock, par value $0.10 per share, of Lennar (the “Lennar Class A Common Stock”), the anticipated timing and benefits of the Exchange Offer, Lennar’s and Millrose’s anticipated financial results, and other statements that are not historical facts. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Lennar’s and Millrose’s respective periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”), the Registration Statement on Form S-4 relating to the Exchange Offer and the Prospectus forming a part of it (the “Prospectus”), the Schedule TO and other Exchange Offer documents filed by Lennar or Millrose, as applicable, with the SEC. Additionally, the possibility that the ongoing U.S federal government shutdown will cause the SEC not to be able to declare the Registration Statement effective before the expected expiration of the Exchange Offer may cause the anticipated timing and completion of the Exchange Offer to differ materially from what is described in this Presentation. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Lennar nor Millrose undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.Additional Information and Where to Find ItThis Presentation is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities or a recommendation as to whether investors should participate in the Exchange Offer. Millrose has filed with the SEC a Registration Statement on Form S-4 that includes the Prospectus and Lennar has filed with the SEC a Schedule TO, which more fully describes the terms and conditions of the Exchange Offer. The Exchange Offer will be made solely by the Prospectus. The Prospectus contains important information about the Exchange Offer, Lennar, Millrose and related matters, and Lennar will deliver the Prospectus to holders of Lennar Class A Common Stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Lennar, Millrose or any of their respective directors or officers or the dealer managers appointed with respect to the Exchange Offer makes any recommendation as to whether you should participate in the Exchange Offer.Holders of Lennar Class A Common Stock may obtain copies of the Prospectus, other related documents, and any other information that Lennar and Millrose file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Alternatively, Georgeson LLC, the information agent for the Exchange Offer, will, upon request, arrange to send the Prospectus to holders of Lennar Class A Common Stock who call (888) 624-7035 (toll-free for stockholders, banks and brokers) or (218) 209-2908 (all others outside the United States).Industry and Market InformationThis Presentation includes market and industry data and forecasts that the Company has derived from independent consultant reports, publicly available information, various industry publications, other published industry sources, and its internal data and estimates. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable. Although the Company believes that these third-party sources are reliable, it does not guarantee the accuracy or completeness of this information, and the Company has not independently verified this information. The Company’s internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which the Company operates and management’s understanding of industry conditions. Although the Company believes that such information is reliable, it has not had this information verified by any independent sources. In addition, the information contained in this presentation is as of the date hereof (except where otherwise indicated), and the Company has no obligation to update such information, including in the event that such information becomes inaccurate or if estimates change. Subsequent materials may be provided by or on behalf of the Company in its discretion and such information may supplement, modify or supersede the information in these materials. Neither the Company, nor any of its respective affiliates, advisors or representatives shall have any liability whatsoever (in negligence or otherwise) for any loss or damage howsoever arising from any use of these materials or their contents or otherwise arising in connection with these materials.

Disclaimer (Cont’d)Basis of PresentationThe financial information presented herein (i) for the periods prior to the February 7, 2025 spin-off from Lennar (the “Spin-Off”) is that of the business assets that were spun off to Millrose (the “Predecessor Millrose Business”) and is derived from the consolidated financial statements and accounting records of Lennar, and (ii) for the periods after the February 7, 2025 Spin-Off is that of Millrose and its subsidiaries. Millrose was formed on March 19, 2024 and has operated as an independent company since the Spin-Off on February 7, 2025.The Predecessor Millrose Business financial statements reflect the expenses directly attributable to the Predecessor Millrose Business, and, land inventory assets and liabilities included in the Spin-Off, at Lennar’s historical basis. The financial statements of the Predecessor Millrose Business may not be indicative of Millrose’s future performance as an independent, publicly traded company following the Spin-Off and do not necessarily reflect what the financial position, results of operations, and cash flows would have been had Millrose operated as a separate, publicly traded company during the periods presented.The financial information of the Predecessor Millrose Business prior to the Spin-Off also presents a combination of entities under common control that have been “carved out” from Lennar’s consolidated financial statements. Historically, financial statements of the Predecessor Millrose Business have not been prepared as it was not operated separately from Lennar. This financial information reflects the expenses of the Predecessor Millrose Business and includes certain assets and liabilities that have been included in the Spin-Off, which have been reflected at Lennar’s historical basis.Non-GAAP MeasuresThis Presentation contains both financial measures prepared and presented in accordance with generally accepted accounting principles (“GAAP”) and non-GAAP financial measures, such as Invested Capital, Adjusted Funds from Operations (“AFFO”), which are measurements of financial performance that are not prepared and presented in accordance with GAAP.Accordingly, these measures should not be considered as substitutes for data prepared and presented in accordance with GAAP. Non-GAAP financial measures should not be construed as being more important than comparable GAAP measures. Although we use or have used these non-GAAP financial measures to assess the performance of our business and for the other purposes, the use of these non-GAAP financial measures as an analytical tool has limitations, and you should not consider them in isolation, or as a substitute for analysis of our results of operations as reported in accordance with GAAP. In addition, because not all companies use identical calculations, the non-GAAP financial measures included in this Presentation may not be comparable to similarly titled measures disclosed by other companies, including our peers or other companies in our industry. Please see “Appendix A” within the Presentation for reconciliation of the non-GAAP financial measures included in this Presentation to our most directly comparable financial measure calculated and presented in accordance with GAAP.

PresentersDarren Richman Rob Nitkin Garett RosenblumCEO & President COO CFO and Treasurer

Traditional Homebuilding Model Anchored to a Land Heavy StructureLegacy Homebuilding ModelLand Investment PropositionAsset intensive business model driven by significant investment in land inventory High capital investment, low Balance sheet is dominated by land assets returns Company valuation dominated by land values and land risk Growth limited by capital Land assets turn to cash over longer timeline Growth requires more land assets, limiting returns and limiting the ability to return Leverage required to support cash to shareholders business model Cash flow goes to land with limited return of capital to Homebuildingshareholders Lack of focus on the manufacturing of homes as a returns-oriented business model Homebuilding supports monetization of land Land risk dominates valuation Land profit combined with operational profit skews results Book value focused valuation Inventory turn, cycle time, and return on inventory are weakened by land holdings model

Separation of Land and Homebuilding Creates Two Attractive, Distinct Investment PropositionsHOMESITE DEVELOPMENT HOMEBUILDINGPay horizontal Construct development costs home Acquire Deliver finished finished homesite Market homesite home Receive Deliver Acquiredeposit The Millrose The Modern and Solution Pay Homebuilderoption feeFinished deposit homesite and Receive option homesite Sell fee home Invest proceeds proceeds in Deliver new land home Generates predictable income from option fees, net of expenses Streamlined manufacturing business model Fixed management fee results in controlled overhead Production pace to match sales pace No capex requirements or operating leverage Volume drives cost efficiencies Built-in risk mitigants to weather market volatility Drive free cash flow which approximates profits Structured business model is transferrable to new customers Significant cash flow available to support debt services

Kennedy Lewis Partnership is a Competitive AdvantageKennedy Lewis’ industry experience, homebuilder relationships, and streamlined origination and screening process are key to Millrose’s future successKennedy Lewis has substantial experience operating investment vehicles and executing on homebuilder land and development financing arrangements• Kennedy Lewis’ in-house Land Banking servicer includes professionals with prior experience working at homebuilders, including Lennar, Hovnanian, Beazer, Toll, and Woodbridge, as well as Land Banking platforms at Blackstone Credit and DW Partners• Substantial capital deployed resulting in a diversified, national portfolio: prior to Millrose, committed $9B+ to communities since the inception of the strategy• Established partners: Kennedy Lewis has worked with 17 US Homebuilders and private land developers• Kennedy Lewis’s core services to Millrose includes asset monitoring, sourcing, servicing and due diligence of land banking assets, as well operating all public company functions of the REIT48 5Investment professionals dedicated Offices located in New York City, Miami, specifically to homebuilder finance Geneva, Scottsdale and Philadelphia2~$32B+ >140 20of AUM3 Team members operating in a performance- Average years of investment driven and collegial culture4 management experience1. Number of unique limited partners. 2. KL Servicers LLC, an affiliated entity providing services with respect to certain pri vate funds managed by affiliates of Kennedy Lewis, is headquartered in Scottsdale, Arizona. 3. AUM is based on most recent documented/approved calculations for clients of investme nt managers affiliated with Kennedy Lewis Investment Management LLC. AUM of private funds included funded and unfunded commitments. Millrose Properties, Inc.’s AUM represents gro ss assets as of September 30, 2025 4. Number of professionals includes professionals at Kennedy Lewis and its affiliates.

Millrose Business Separation Transaction On February 7th, 2025, Lennar Corporation (NYSE:LEN) (“Lennar”) completed the Spin-Off of the Predecessor Millrose Business from Lennar, which was effectuated by the distribution of approximately 80% of the outstanding shares of Millrose common stock to holders of Lennar common stock, and Millrose Properties Inc. (NYSE:MRP) (“Millrose”) became an independent publicly traded company listed on the NYSE On October 10, 2025, Millrose filed a Form S-4 related to an exchange offer by Lennar pursuant to which Lennar intends to complete the disposition of its remaining 20% ownership interest in Millrose— Lennar is offering to exchange up to an aggregate of 33,298,764 shares of Millrose Class A Common Stock for outstanding shares of Lennar Class A Common Stock that are validly tendered and not validly withdrawn (the “Exchange Offer”) — For each $100 of Lennar common stock accepted in the exchange offer, tendering Lennar stockholders will receive approximately $106.38 of Millrose common stock (6% discount on Millrose share price), subject to a maximum exchange ratio of 4.1367 shares of Millrose Class A stock per share of Lennar Class A stock. The maximum exchange ratio is a 12% discount to pre-announcement Lennar and Millrose Class A share prices from October 9th, 2025— Shares not accepted for exchange will be returned to the tendering stockholder promptly following the expiration or termination of the Exchange Offer, as applicable — The Exchange Offer is expected to be open for 20 business days and expire at 12:00 midnight, New York City time, on the expiration date currently expected to be November 7th, 2025— The final exchange ratio will be calculated by applying a 6% discount to the 3-day volume-weighted average price “VWAP” of LEN and MRP during the pricing period November 3rd – November 5th, 2025, subject to the maximum exchange ratio of 4.1367 shares of Millrose Class A stock per share of Lennar Class A stock

Table of ContentsIntroduction to Millrose 01 Key Investment Highlights 02 Appendix A: Financial ResultsAppendix B: Supplemental Information

01 Introduction to Millrose

Millrose at a GlanceTOP 10 STATES BY ESTIMATED PLATFORM SNAPSHOT (as of 9/30/2025) TAKEDOWN PROCEEDSTakedown % of Total State Homesites Proceeds ($B) Proceeds138,691 876 30 1 California 12,646 $ 3.0 19.7 %Current Homesites1 Total Communities1 Total States 2 Texas 36,939 2.8 18.43 Florida 19,456 1.9 12.44 South Carolina 9,917 1.1 7.1~$8.7B ~$5.9B 9.1% 5 North Carolina 4,890 0.7 4.86 Oklahoma 10,797 0.7 4.6Total Land Assets2 Weighted AverageShareholders Equity 7 Maryland 4,431 0.6 3.6Yield8 Arizona 4,607 0.5 3.59 Colorado 3,028 0.4 2.7~$15.3B 25% ~$1.6B 10 Georgia 3,297 0.4 2.4Top 10 Subtotal 110,008 $ 12.1 79.1 %Takedown Proceeds Debt to Capitalization3 Liquidity4Remaining 28,683 3.2 20.9 %Total 138,691 $ 15.3 100.0%1. Total homesites as of 9/30/2025 excluding homesites associated with investments in development loans 2. Homesite Inventory and other related assets as of September 30, 2025 on consolidated balance sheet 3. Calculated as total debt divided by total debt and equity. 4. Liquidity as of 9/30 includes $243M in cash and $1.3B remaining revolving credit facility capacity63604-001 27Oct25 13:18 Page 11

Millrose’s Homesite Option Purchase Platform (“HOPP’R”) is Designed to Efficiently Recycle CapitalLand Land Homesite Homesite Proceeds Identified Purchased Developed Delivered RecycledLand selected Millrose Millrose funds Homebuilder Millrose recycles and vetted by purchases land homebuilder land purchases homesites cash proceeds to homebuilder development into from Millrose fund acquisitions and Homebuilder pays finished homesite land development Millrose independent deposit and monthly diligence option feeIllustrative Millrose TransactionMillrose purchases landMillrose redeploys Homesite development Homesite delivery capital into Timeline new projects Takedown proceeds = land purchase + Capital development Invested Millrose funds land Millrose receives investment1 development takedown proceedsOption payment charged on capital Income Millrose receives recurring option balance in each month payment on Invested Capital balance

Millrose’s Transaction Flow is Simple and Easy toUnderstand INCOME STATEMENT BALANCE SHEETHomebuilder HomebuilderOption Fee Rate X Investment BalanceMillrose Revenue Property Finished Acquisition & – Management Fee1 Homesite SaleDevelopment Millrose EBITDA Funding+$– Interest Expense -$ Pre-Tax Income– Income Tax Expense Net Income / DividendNote: For illustrative purposes only 1. Management fee fixed at 1.25% on the book value of Millrose’s tangible assets.

02 Key Investment Highlights

Millrose: A Self-Financing Recycled Capital Solution Provider for Homebuilders and Land Development Companies1 Largest and only category defining REIT focused on the housing sector with no direct peers2 Significant industry tailwinds from national housing shortage and homebuilders as sector further migrates to “just-in-time”, asset-light home productionRobust growth opportunities through customer diversification fuels potential 3 earnings and dividend growth, creating “win-win” for Millrose and Homebuilding industry4 Low levered and flexible balance sheet provides access to capital to fund growth strategy5 Structured risk mitigation provides material downside protections and margin of safety from a downward movement in home prices 6 Seasoned Kennedy Lewis management team with deep sourcing and execution capabilities

Millrose | The Next Evolution of Homebuilder Land StrategySelf-funding capital vehicle offers a consistent source of “just-in-time” inventory for homebuildersRecurring monthly option fee payments and continuous capital generation from takedownsA “First-of-its-Kind” Innovation to Support the Acquisition and Structural protections and operating principles that minimize risk and Development of Homesites enhance creditworthinessSignificant opportunity as Lennar and other homebuilders transition asset-light modelsLower cost of capital versus traditional landbank platforms enables Millrose to offer competitive terms to Lennar and other homebuildersStrategic long-term benefits through proprietary and contractual relationship with LennarDeep sourcing and execution capabilities from Millrose’s external manager, Kennedy Lewis

First-of-its-Kind REIT PlatformToday, Millrose has no direct publicly traded comparablePublic Land Commercial / Residential Development Companies Mortgage REITs Recurring revenue stream Real estate cycle resiliencyFast, organic cash generation from shorter turns Minimal entitlement risk and quick path to homesite -improvements Contractual takedowns / capital repayments through pre-negotiated option agreements Enhanced structural protections with counterparty Public vehicle with access to capital Ongoing contractual relationship with IG counterparty ? ? Receipt of initial deposits prior to acquisition Low leverage balance sheet with capacity to ? fund growth

Structural Tailwinds Remain within Housing IndustryTotal Housing Inventory (New Plus Existing) Homebuilder Gross & Net Leverage remains historically low at record lows thousandsForecast4,500 90% 4,000 80% 3,500 70%3,000 60%LT Avg.2,500 50% 2,000 40% 1,500 30%1,000 20% 17% 500 10% 7% - 0%1985 1990 1995 2000 2005 2010 2015 2020 2025 1988 1991 1994 1997 2000 2003 2006 2009 2012 2015 2018 2021 2024Gross Debt-to-Cap Net Debt-to-CapSource: Company Data, Evercore ISI; Includes: CAA, DHI, KBH, LEN, LGIH, MDC, Source: Census Bureau, NAR, Evercore ISI Research (in thousands) MHO, MTH, NVR, PHM, TMHC, TOL, TPH

New Home Inventory is Beginning to Recalibrate as Builders Exhibit Production DisciplineBuilders are adjusting to market conditions with Single family housing starts have moderated units under construction fallingIn thousands In thousands1,400 425 1,300 400 1,200 375 1,100 3501,000 325 900 300 800 275 700 250600 225Jan-20 Jan-21 Jan-22 Jan-23 Jan-24 Jan-25 Jan-22 Jul-22 Jan-23 Jul-23 Jan-24 Jul-24 Jan-25 Jul-25Under Construction (SA)Completed Units (SA)Source: US Census Bureau, US Department of Housing and Urban Development, retrieved from FRED, Federal Reserve Bank of St. Louis. Source: Census Bureau, Evercore ISI Research

Public Builder Market Share Growth Coincides with the Growth of Land BankingPublic Builder Lot Positions vs. Public Builder Market Share2,400,000 50%2,200,0002,000,00045% 1,800,000 led1,600,000 Share 40% Control 1,400,000/ Market Owned 1,200,000 1,000,000 Builder Lots 35% Total 800,000 Public600,00030% 400,000200,0000 25% 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024Lots Owned Lots Optioned / Controlled Public Builder Market ShareSource: John Burns Research and Consulting, LLC, Homebuilder Public Filings, Bloomberg

2 Public Builder Market Share Growth Coincides with the Growth of Land Banking



Public Builder Lot Positions vs. Public Builder Market Share
2,400,000
2,200,000
2,000,000
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
Total Lots Owned / Controlled
50%
45%
40%
35%
30%
25%
Public Builder Market Share
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
Lots Owned
Lots Optioned / Controlled
Public Builder Market Share

Source: John Burns Research and Consulting, LLC, Homebuilder Public Filings, Bloomberg

MILLROSE PROPERTIES
For Institutional Use Only 20

Methodical & Disciplined Growth with New Customers Leads to Organic Increase in MarginIn addition to Millrose’s ongoing relationship with Lennar, Kennedy Lewis is strategically expanding Millrose’s customer base to other homebuilders and 3rd party developers, organically increasing the Company’s margin as new customers pay a higher option feeLennar Potential Strategic (Forward Assets) Homebuilder Relationships Third Party AssetsOption Rate 8.5%¹ 9 – 12%2 10 – 13%2(SOFR + 600 – 900 bps)Initial Deposit 5% ~10%2 10 – 20%2Entitled Land Ready Entitled Land Ready Entitled Land Ready Property Type to be Developed to be Developed to be DevelopedBroad diversity, with larger holdings in “Smile States” with strong migration “Smile States” with strong migration GeographiesTexas, Florida and California and low state tax and low state taxDeal Size Range $5 - $150M $5 - $150M $5 - $150MDuration 6 – 60 Months 6 – 60 Months 6 – 60 MonthsPooling Mechanism Seek similar pool protections Seek similar pool protections1. Fixed rate of 8.5% with respect to Transferred Assets and Supplemental Transferred Assets. For Future Property Assets, calculated monthly based on the sum of (a) US Composite BBB BVALYield Curve 3Y Index (Risk Spread), (b) 4.00% (Lennar HOPP’R Spread), and (c) potential rating adjustment; subject to a 7.0% floor and 10.0% cap. 2. Estimates based on management’s current expectations.

Millrose’s Sizeable Total Addressable MarketMillrose is an Attractive Solution for Industry PlayersMILLROSE’S ANNUAL TOTAL MARKET OPPORTUNITYTop 10 homebuilders2 Remaining public / private homebuilders 2 Highly transparent institutional public platform Lower cost than traditional alternatives~$170B+ TAM1 More certain availability of permanent capital Manager with significant industry experience1. Based on annual single-family housing starts of 1.22M based on the Congressional Budget Office’s 2024 – 2033 forecast and assumes $140K average acquisition and development cost per homesite. 2. Based on approximate annual starts and owned inventory.

Capital Solution For Homebuilders Of All Sizes (Benefits to Homebuilders)Ability to frictionlessly underwrite transactions and provide land banking Ease of Operations management solutions in real-time using the HOPP’RLiquidity to Fund Balance sheet consisting of ~$8.7B1 of land assets and ~$1.6B liquidity Demand including $243M2 cash and $1.3B2 remaining revolving credit facility capacityCreates an operational flywheel where capital is deployed into newPermanent Capital projects as existing assets are monetized, generating continuous yield for Source of Land Banking shareholders and delivering finished homesitesSeamless Execution Clear buy-box and due diligence template supports rapid new-deal Process underwriting and execution for the homebuilding sectorMillrose’s structure and scale creates a highly attractive capital solution for Future Land Acquisitions homebuildersProvides permanent capital to facilitate M&A transactions forStrategic M&A homebuilding sector. Homesite Inventory and other related assets as of September 30, 2025 on consolidated balance sheet. 2. Liquidity as of September 30, 2025.

Continuous Capital Redeployment Strategy in Action Millrose received $893M1 in total takedown proceeds ($852M2 net of deposit) for the quarter ended September 30, 2025. These proceeds, coupled with $975M net borrowings, have been redeployed into new acquisitions with Lennar and other customersMajority of takedown $ 975 proceeds from Lennar were redeployed into new $ 770 Lennar opportunities Acquisition Financing$ 852Proceeds $ 858 from Takedowns3New Acquisition Sourcing Deployed for Lennar Master Program Deployed for Other Agreements Agreement 3W.A. Yield on New Acquisitions4 8.5%5 11.1%W.A. Duration on New Acquisitions6 58 months 45 months1. GAAP reported gross takedowns included in Inventory on the Company’s balance sheet. 2. GAAP reported gross takedowns included in Inventory less associated deposit liability on the Company’s balance sheet 3. Capital deployed includes new deals as well as development funding. 4. Based on average of option rate on assets acquired within the quarter, weighted by net land acquisition price, assumes three-month term SOFR rate as of 6/26 5. Based on new deals and excludes development funding. 6 . Based on average term on new investments in the quarter weighted by net land acquisition price.

Invested Capital by Customer Category Strong demand for the platform, resulting in $1.6B in land acquisition and development funding in Q3 2025 Outside of the Lennar Master Agreement, Invested Capital increased $683m to $1,817m Total weighted average yield increased 20bps QoQKey Portfolio Metrics Lennar Master Other Agreements TotalIn millions AgreementInvested Capital as of 6/301,4 $6,275 $1,134 $7,409Homesite Sales2 ($797) ($86) ($883) Land Acquisition and Development Funding3 $858 $770 $1,628 Invested Capital as of 9/304 $6,336 $1,818 $8,153Wtd. Avg Yield as of 9/305 8.5% 11.3% 9.1%Implied Quarterly Income Run Rate as of 9/306 $136 $52 $1881. Homesite inventory less non option earning deposits, net deferred tax liability and other holdbacks 2. Reduction in invest ment balance from homesite sales pursuant to the option agreements associated with the applicable category shown; takedowns are net of deposit credits adjusted for non -option earning deposits. 3. Land acquisition shown net of deposits received4. Non-GAAP metric, please reference reconciliation table in the Appendix; Totals may not foot due to rounding 5. Based on aver age of option rate and/or loan interest rate weighted by investment balance, assumes three-month term SOFR rate as of 6/26 6. Calculated by taking Invested Capital balance at end of pe riod multiplied by weighted average yield as of quarter end,

Conservative Leverage Profile & Financial Policy CAPITALIZATION Millrose is currentlyTotal Assets Corporate capitalized with($B) $2.0B SeniorDebt Notes, on $9.0B of$8.0 total assetsAs of 6/30 $9.0B $2.0B Ample liquidity of$1.1 ~$1.6B revolving$1.0credit facilityAssets Liquidity1 Debt capacity and cash$9.0Total Debt to Conservativeleverage profile ofAs of 2 25% Debt toLiquidity Capitalization3 9/30$2.0 Capitalization$1.6Assets Liquidity2 DebtSignificant asset base and $1.6B 25% extensive liquidity with a flexible capital structure as of 9/30Note: Data as of September 30, 20251. Liquidity as of 6/30 includes $66.6M in cash and $1.3B remaining revolving credit facility capacity. 2. Liquidity as of 9 /30 includes $243M in cash and $1.3B remaining revolving credit facility capacity. 3. Calculated as total debt divided by total debt and equity.

Carefully Structured to be Resilient to VolatilityMillrose’s HOPP’R has been developed and refined to minimize entitlement risk and focus on short-duration inventory turns with enhanced structural protectionsIDENTIFIED RISK MILLROSE MITIGANT Assets’ duration limits Millrose’s Assets are intended to perform like work-in-progress with scheduled Duration ability to fund HOPP’R takedowns that reflect homebuilder production schedulesDelays associated with Minimal entitlement risk from strict underwriting criteria and due Entitlement government approvals diligencePotential cost overruns / project Homebuilder is responsible for all overruns, protecting Millrose from Development Cost costs exceed budgeted expenses cash flow risksStructural protections to disincentivize homebuilders from terminating Homebuilder terminates option option contracts (forfeiture of 5% deposit, additional 5% termination Termination contract fee, development work completion obligation, cross-termination and right to have Lennar build and sell homes)Project missing development Current monthly income in the form of option fees even if project is Development Schedule timeline / monetization is delayed delayed, preserving yield for investorsCapital constraints / financing Target well-capitalized, high-quality homebuilders to minimize Counterparty challenges impact homebuilders’ counterparty risk ability to takedown homesites“Just-in-time” delivery of fully developed homesites to homebuilders,Lennar is not obligated to originate New Transactions similar to the way that lumber, appliances and other building materials new transactions with Millrose are purchased for production

5 Margin of Safety from a Downward Movement in Home PricesMillrose’s business model is not dependent on home price appreciationFurthermore, Millrose’s “margin of safety” is principally derived from a homebuilder’s option deposit and anticipated profitIn the event of a material shift in home price valuations, a homebuilder can:• Reduce the home price (and their profit margin)• Engineer cost savings in the home design process (“value engineering”)• Manage home construction input costsAssuming a 20% gross margin, breakeven home sale price decline is ~30%DECONSTRUCTING MILLROSE’S “MARGIN OF SAFETY” ON A UNIT ECONOMICS BASIS ($K)Illustrative Homebuilders are incentivized to Underwritten ~30% Decline in the exercise its purchase option Home Price Home’s Sale Price above the “Breakeven Home $450 Price” on a unit economics basis~$90 “Breakeven Home Price” $ 10 ~$20 ~$320~$10 The “true” 10% on Total Land breakeven Costs of $100k home price is lower when taken together with cross-termination provisions (e.g., pooling) Underwritten Illustrative Homebuilder’s Cost Savings from Cost Savings Breakeven Home Home Sale Price Homebuilder’s Option Deposit Home Value from Lower Sale Price Profit (20%) Engineering Input CostsNote: For illustrative purposes only. There can be no assurances that all or any of our investments will reflect the margins illustrated on this page.

6 Seasoned Leadership Team with Extensive Track Record Providing Capital Solutions to HomebuildersMillrose’s management team has extensive experience sourcing, underwriting, capitalizing and financing land and home builder finance investmentsDarren L. Richman Robert Nitkin Garett Rosenblum Rachel Presa Adil PashaChief Executive Chief Operating Chief Financial General Counsel & Chief Technology Officer & President Officer Officer & Treasurer Secretary OfficerXPERIANCE E PRIOR

6 Kennedy Lewis’ Technology Platform is a UniqueCompetitive EdgeProprietary platform for high-volume, complex transaction processing, with data capture that drives smarter, more informed decisions in real timeScale Volume139k homesite ~2,000+ monthly across 30 states transactionsComplexityVelocity $15–30M per community with 1/3 of portfolio turns Competitive Moat unique market & over annually development considerationsData DiversityKnowledge capture and 12 distinct counterparties feedback loop informs decisions operating across multiple divisions and product types

Appendix A: Financial Results

Third Quarter 2025 Results Net income of $105.1m, or $0.63 per share. Net income was impacted by the accelerated payoff of the delayed draw term loan and other expenses related to our recent debt issuance Adjusted Funds From Operations (AFFO)1 of $122.5m, or $0.74 per shareFinancial Increase of $0.05 per share, or 6%, driven by an increase in Invested Capital outside of the Lennar master Program Agreement Q3 quarterly dividend of $121.2m, or $0.73 per share Funded $858m under the Lennar Master Program Agreement for land purchases and development; received net homesite takedown proceeds of $852m3 including $766m3 from Lennar Funded an additional $770m under other agreements at a weighted average yield of 11.1%2,Portfolioresulting in 1.8B of third-party deals as of September 30, 2025 Total assets of $9.0B and net investment balance of $8.2B (net of non-option earning deposits & other reductions) as of September 30, 2025 As of September 30, 2025:Liquidity Total liquidity of $1.6bn comprised of cash on hand and revolving credit facility capacity& $1.250bn and $750m outstanding on two tranches of Senior Notes, which offerings closed in August and September, respectivelyCapitalization Fully repaid the delayed draw term loan and the revolving credit facility using offering proceeds1. Non-GAAP metric; please reference reconciliation table in the Appendix. Defined as the adjusted funds from operations, which are calculated by starting with Millrose’s definition of funds from operations, which is the net income (computed in accordance with GAAP), excluding gains (or losses) from sales of property, plus real estate depreciation, adjusted to eliminate the impact of non-recurring items that are not reflective of ongoing operations and certain non -cash items that reduce or increase net income (loss) in accordance with GAAP, and also adjusted for income tax expense (other than income tax expenses of our TRSs) that will not be incurred following our election and qualification to be subject to tax as a REIT for U.S. federal income tax purposes. 2. Based on average of option rate on assets acquired within the quarter, weighted by net land acquisition price, assumes three -month term SOFR rate as of 6/26 3. GAAP reported gross takedowns included in Inventory less associateddeposit liability 63604-001 on the Company’s balance sheet 27Oct25 13:18 Page 33

Q3 2025 Financial Overview $179m revenue from Option Fees and Development Loan Income $25.9m Management Fee Expense, with transparent calculation of 1.25% of gross tangible assets Q3 GAAP net income of $105.1m, and AFFO1 of $122.5m, or $0.74 per shareSeptember 30, 2025Option Fee & Other Related Income $170.3m Development Loan Income $8.9m Management Fee Expense ($25.9m) Stock-Based Compensation Expense ($0.2m) Provision for Credit Loss Expense ($0.3m)Income From Operations $152.8mInterest Income $2.5m Interest Expense ($43.7m) Income Tax Expense ($5.9m) Other Expenses ($0.6m)Net Income $105.1mPer Share $0.63Adjusted Funds From Operations (AFFO)1 $122.5m Represents 8.3% AFFO yield on Per Share $0.74 equity2 (annualized basis)Dividend $121.2mPer Share $0.731. Non-GAAP metric; please reference reconciliation table in the Appendix. Defined as the adjusted funds from operations, which are calculated by starting with Millrose’s definition of funds from operations, which is the net income (computed in accordance with GAAP), excluding gains (or losses) from sales of property, plus real estate de preciation, adjusted to eliminate the impact of non-recurring items that are not reflective of ongoing operations and certain non-cash items that reduce or increase net income (loss) in accordance with GAAP, and also adjusted for income tax expense (other than income tax expenses of our TRSs) that will not be incurred following our election and qualification to be subject to tax as a REIT for U.S. federal inco me tax purposes. 2. Represents annualized AFFO divided by quarter-end shareholder’sequity of $5.

Book Value per Share Roll-Forward Quarterly dividend of $121.2m, or $0.73 per share Annualized dividend yield increased 40bps compared to prior quarter MRP intends to distribute 100% of earnings back to shareholdersBook Value per ShareAFFO1 Adjustments+$0.11+$0.63 -$0.73Net Income per shareRepresents 8.2% dividend yield on $35.39 equity2 $35.29Book Value Distributable Cash Dividend Book Value as of 6/30 Earnings as of 9/301. Non-GAAP metric; please reference reconciliation table in the Appendix. Defined as the adjusted funds from operations, which are calculated by starting with Millrose’s definition of funds from operations, which is the net income (computed in accordance with GAAP), excluding gains (or losses) from sales of property, plus real estate depreciation, adjusted to eliminate the impact of non-recurring items that are not reflective of ongoing operations and certain non -cash items that reduce or increase net income (loss) in accordance with GAAP, and also adjusted for income tax expense (other than income tax expenses of our TRSs) that will not be incurred following our election and qualification to be subject to tax as a REIT for U.S. federal income tax purposes. 2. Represents annualized dividend divided by quarter-end shareholder’s equity

Consolidated Balance SheetSeptember 30, December 31, 2025 2024 Assets Inventories Homesite inventory $ 8,360,431 $ - Land and land under development - 2,978,807 Finished homesites - 2,486,483 Total inventories 8,360,431 5,465,290 Development loan receivables, net 340,401 - Cash 242,578 - Option fee receivables 58,236 - Other assets 22,091 - Total assets 9,023,737 5,465,290 Liabilities and stockholders’ equity Accounts payable and accrued expenses - 282,730 Builder deposits 874,257 - Debt obligations, net 1,966,171 24,188 Development guarantee holdback liability 100,000 - Deferred tax liabilities 71,833 - Other liabilities 153,160 - Total liabilities 3,165,421 306,918 Commitments and contingencies (See Note 8) Stockholders’ equity Preferred stock, $0.01 par value, 50,000,000 shares authorized, 0 shares issued at September 30, 2025 - - Class A common stock, $0.01 par value, 275,000,000 shares authorized, 154,183,686 shares issued at September 30, 2025 1,542 - Class B common stock, $0.01 par value, 175,000,000 shares authorized, 11,819,811 shares issued at September 30, 2025 118 - Predecessor equity - 5,158,372 Additional paid-in capital 5,872,876 - Distribution in excess of net income (16,220) - Total stockholders’ equity 5,858,316 5,158,372 Total liabilities and stockholders’ equity $ 9,023,737 $ 5,465,290

Consolidated Statements of OperationsThree months ended Nine months ended September 30, September 30, 2025 2024 2025 2024 Revenues: Option fee revenues $ 170,326 $ - $ 391,491 $ - Development loan income 8,934 - 19,469 - Total revenues 179,260 - 410,960 - Operating expenses: Management fee expense 25,895 - 59,959 - Stock-based compensation expense 189 - 370 - Provision for credit loss expense 340 - 340 - Sales, general, and administrative expenses from pre-spin periods - 63,670 24,960 180,418 Total operating expenses 26,424 63,670 85,629 180,418 Income (loss) from operations 152,836 (63,670) 325,331 (180,418) Other income (expense): Interest income 2,450 - 5,356 - Interest expense (43,748) - (56,569) - Other expenses (616) - (1,483) - Total other income (expense) (41,914) - (52,696) - Net income (loss) before income taxes 110,922 (63,670) 272,635 (180,418) Income tax expense 5,862 - 15,009 - Net income (loss) $ 105,060 $ (63,670) $ 257,626 $ (180,418) Adjustment for expenses from pre-spin periods - - 24,960 - Net income attributable to Millrose Properties, Inc. Common shareholders $ 105,060 $ (63,670) $ 282,586 $ (180,418) Basic earnings per share of Class A and Class B Common Stock $ 0.63 $ - $ 1.70 $ - Diluted earnings per share of Class A and Class B Common Stock $ 0.63 $ - $ 1.70 $ - Basic weighted average common shares outstanding of Class A and Class B Common Stock (1) 166,003,497 - 166,003,497 - Diluted weighted average common shares (2) 166,031,797 - 166,025,174 - (1) Basic weighted average common shares for the three and nine months ended September 30, 2025 represent the common shares issued at the Spin-Off, which are the common shares outstanding as of September 30, 2025. No publicly-listed shares were outstanding as of September 30, 2024. (2) Diluted weighted shares for the three and nine months ended September 30, 2025 include 28,300 restricted stock unit (“RSUs”) granted in the aggregate to each member of the Millrose Board under the Millrose Properties, Inc. 2024 Omnibus Incentive Plan (the “2024 Incentive Plan”) on April 3, 2025. The RSUs were unvested as of September 30, 2025.

Adjusted Funds From Operations - ReconciliationThree months ended (in thousands) September 30, 2025 Net income attributable to Millrose Properties, Inc. common shareholders $ 105,060 Adjustments: Add: Amortization of deferred financing and issuance costs (1) 16,359 Add: Rating agency expenses (2) 550 Add: Stock-based compensation expense (3) 189 Add: Provision for credit loss expense (4) 340 Total adjustments 17,438 AFFO attributable to Millrose Properties, Inc. common shareholders $ 122,498 AFFO basic earnings per share of Class A and Class B Common Stock $ 0.74 AFFO diluted earnings per share of Class A and Class B Common Stock $ 0.74 Reconciliation of GAAP earnings per share to AFFO per share GAAP reported basic earnings per share of Class A and Class B Common Stock - GAAP reported $ 0.63 Adjustments: Add: Amortization of deferred financing and issuance costs (1) 0.10 Add: Rating agency expenses (2) 0.01 Add: Stock-based compensation (3) 0.00 Add: Provision for credit losses (4) - AFFO basic earnings per share of Class A and Class B Common Stock $ 0.74 GAAP reported diluted earnings per share of Class A and Class B Common Stock 0.63 Adjustments: Add: Amortization of deferred financing and issuance costs (1) 0.10 Add: Rating agency expenses (2) 0.01 Add: Stock-based compensation (3) 0.00 Add: Provision for credit losses (4) 0.00 AFFO diluted earnings per share of Class A and Class B Common Stock $ 0.74 Basic weighted average common shares outstanding of Class A and Class B Common Stock 166,003,497 Diluted weighted average common shares 166,031,797 1. Reflected in interest expense in the unaudited condensed consolidated statements of operations. See Note 7. Debt Obligatio ns in the unaudited condensed consolidated financial statements included in Millrose’s Form 10-Q for the quarter ended September 30, 2025 (the “Form 10-Q”). Includes $11.9 million accelerated amortization for the DDTL Credit Agreement termination. 2. Reflected in other expenses in the unaudited condensed consolidated statements of operations. See Note 2. Basis of Presentati on and Significant Accounting Policies, Other Income (Expenses) in the unaudited condensed consolidated financial statements included elsewhere in the Form 10 -Q. 3. RSUs granted to each member of the Millrose Board under 2024 Incentive Plan. See Note 11. Stock-Based Compensation in the unaudited condensed consolidated financial statements included elsewhere in the Form 10 -Q. 4. Provision for credit losses for development loan receivables. See Note 2. Basis of Presentation and Significant Accounting Policies, Development Loan Receivables in the unaud ited condensed consolidated financial statements included elsewhere in the Form 10-Q.

Invested Capital ReconciliationMaster Program (in thousands) Agreement Other Agreements Total Invested Capital Reconciliation of GAAP to Non-GAAP GAAP reported homesite inventory as of September 30, 2025 $ 6,656,117 $ 1,704,314 $ 8,360,431 Adjustments: Add: Development loan receivables - 340,401 340,401 Remove: Interest receivable on development loans - (5,893) (5,893) Remove: Net deferred tax assets and deferred tax liabilities from homesite inventories (56,824) - (56,824) Remove: Earnest deposits from homesite inventories 7,560 - 7,560 Add: Development holdback liability (100,000) - (100,000) Add: Builder deposit liabilities (170,999) (221,267) (392,266) Total Invested Capital as of September 30, 2025 $ 6,335,854 $ 1,817,555 $ 8,153,409 Invested Capital Invested Capital as of June 30, 2025 (1) $ 6,274,757 $ 1,134,016 $ 7,408,773 Takedown Proceeds (2) (797,165) (86,243) (883,408) Land Acquisition and Development Funding (3) 858,262 769,782 1,628,044 Invested Capital as of September 30, 2025 $ 6,335,854 $ 1,817,555 $ 8,153,409 Weighted Average Yield as of September 30, 2025 (4) 8.5% 11.3% 9.1% Implied Quarterly Income Run Rate as of September 30, 2025 (5) $ 136 $ 52 $ 1881. Includes (a) Homesite inventory contributed by Lennar at Spin-Off and acquired from Rausch, less option earning deposits and other holdbacks, and (b) takedown and land acquisition and development funding activity during the first and second quarters of 2025. 2. Reduction in investment balance during the thir d quarter of 2025 from homesite sales pursuant to option agreements associated with the applicable category shown; takedowns are net of deposit credits adjusted for non -option earning deposits. 3. Includes land acquisitions during the third quarter 2025, net of option earning deposits. 4. Based on average option rate and/or loan interest rate weighted by investment balance, assumes SO FR rate as of June 26, 2025. 5. Calculated by taking Invested Capital balance at end of period multiplied by weighted average yield as of quarter end, adjusted for the number of days in t he quarter.

Appendix B: Supplemental Information

Mechanics of Land BankingClosing conditions to enter into Homebuilder assigns rights (“Assignment Agreement”) to Land land banking contract:Banker when land option or purchase contract is executed Concurrently, Land Banker grants Homebuilder an option to All discretionary entitlements received purchase homesites under an Option Agreement and both parties enter into Development and Construction Agreement Option Agreement: Homebuilder will have option to buy finished homesites from Land Banker pursuant to a takedown All surveys complete schedule Option Deposit: Homebuilder provides option deposit based on a percentage of land acquisition and total development cost Owner’s title insurance received of the project Homesite Prices: Homesite prices under takedown schedule typically reflect annual unlevered return (option rate), Necessary market studies and compounded monthly environmental reports completedLand banker may fund the land acquisition and development cost with leverage to enhance their returnsDevelopment and Construction Agreement: Homebuilder will Due diligence period complete have obligation to complete horizontal development and the Land Banker will reimburse Homebuilder for costs on monthly basis Homebuilder is responsible for all cost overruns and entitled to Execution of assignment agreement cost savings vs. approved budget

How Does Millrose Work?Millrose is a vehicle that purchases residential land and sells finished homesites back to homebuilders at a predetermined cost and takedown schedule under an option contractLand Homesite Land Purchase Development AcquisitionMillrose purchases and holds title to Builder will: Builder exercises option to acquire land finished homesites at price and timing • Manage land development detailed in option agreement Millrose purchase is either with • Fund land development landowner or homebuilder Failure to acquire homesites as • Submit reimbursement to Land agreed typically results in: At closing, Millrose signs a Bank for development spend guaranteed site development contract 1. Deposit forfeit with Builder to develop land into • Be responsible for cost overruns 2. Loss of the right to acquire future finished homesites• Be contractually obligated to homesites Builder contracts to acquire finished complete development of land into 3. Requirement for Builder to homesites at a set price and finished homesites complete development into finished takedown schedule homesites even if not selling Contract requires initial deposit and homes termination fee, representing Builder’s 4. Loss of options for properties in the equity in the finished homesite same poolHomebuilder has an existing purchase contract or option to acquire a land parcel after all necessary entitlements have been received

Millrose’s Economic Model is Focused on DeliveringCurrent Income and Predictable Cash FlowsMonthly Option Fee Payment Homebuilder Initial DepositMillrose acquires the property Millrose repaid through Homebuilder’s scheduled on behalf of Homebuilder, homesite takedown homesite purchases less the initial depositFinished Homesite HOPP’R DeliveredLand Finished Land Developed Land Land Homesite Home Home Contracted for Millrose reimburses Identified Purchased Homebuilder for costs Purchased Constructed Delivered to Purchaseincurred to develop Homeowner the landHomesite Development Homebuilding= Capital 6-60 months 4-14 months

Overview of Master Program Agreement Between Lennar and MillroseU.S. Home, Lennar Homes Holding, CalAtlantic and Millrose entered into the Master Program Agreement to implement the HOPP’R, and the terms of such agreement which governs how the supplemental transferred assets and future property assets were or will be subjected to the HOPP’R arrangements described below, including the Lennar services:Applicable Rate:The fees paid by Lennar to Millrose to maintain the right to purchase a finished homesite, including an initial deposit of 5% are:• Initial Lennar contributed assets: Monthly option payment fixed at a rate of 8.5% until the assets are converted to cash• Rate on Lennar new capital account transactions: Calculated rate equal to the to the sum of (a) the Risk Spread1, (b) a spread of 4.00% and (c) a rating adjustment – the rate is capped at 10% and has a floor of 7%Multiparty Cross Agreements:Millrose is allowed to use multiple properties as collateral pools for option contracts which will be established with primary consideration given to diversity within pools across geographies, communities and home types• In the event that one community underperforms or faces difficulties, Lennar would risk losing access to the other communities in the same pool if it tried to walk away from the underperforming community in that pool The aggregate sum of all option deposits Lennar has made, or is obligated to make with respect to such new pool of Future Property Assets, shall not at any time exceed $50M with respect to pools of the Transferred Assets and $25M with respect to pools of Future Property AssetsLennar Capital Priority Right:Lennar has priority rights to a certain amount of Millrose’s capital for the purposes of ensuring Millrose’s ability to fulfill Lennar’s land needs, which it may exercise every three months on a designated date This amount includes Initial Capital Amount, Additional Capital Amount, and Restored Lost Capital Amount2Financing matters:Millrose may not enter into any third-party financing arrangements if such financing arrangement would cause the debt-to-equity ratio to exceed 1:13, unless Lennar has provided prior approvalSecuritization is permissible but subject to Lennar’s consent if Millrose will be cross-pooling Lennar’s assets with other builders’ assets1 Based on Bloomberg US Composite BBB BVAL Yield Curve 3Y index rate available on Bloomberg Screen BVABDB03 (or any successor page) at approximately 4:00 p.m., New York City time, on the business day immediately preceding the calculation date for the applicable property; 2 Initial Capital Amount is the initial contribution of ~$6B of land and cash; Additional Capital Amount is the total amount of capital raised by Millrose specifically for Lennar after the spin -off; Restored Lost Capital is the capital that Millrose has available which is not tied up in any “Committee Approved” third-party transactions on a specific Reservation Date; 3 Includes securitized leverage.

Overview of Master Option Agreement Between Lennar and MillroseThe Master Option Agreement between Lennar, U.S. Home, Lennar Homes Holding, CalAtlantic, Millrose and Millrose Holdings sets forth the terms and provisions relating to Lennar’s purchase option, including terms relating to Lennar’s option deposits, monthly option payments, takedown schedules and takedown prices associated with each property comprising the transferred assets, the supplemental transferred assets and any future property assetsHomesite Takedowns:Lennar acquires homesites in accordance with the takedown scheduleLennar has the right to extend the dates set forth for the acquisition of each of the homesites reflected in the takedown schedule for a total of up to four quarterly extensions beyond the date set forth in the takedown schedule by delivering a notice at least five business days prior to the end of the preceding month Any extension will extend the timing for subsequent takedowns; provided, however, that as of the date of the final takedown, Lennar shall have acquired the cumulative number of homesites required under the takedown scheduleOption Economics:Millrose receives initial deposits from Lennar equal to 5% of the sum of the projected total costs of land acquisition and horizontal development costs • Millrose also has the option to call an additional 5% option deposit from Lennar to fund ongoing business operations Millrose receives a recurring monthly option fee based on the Applicable Rate and Invested Capital Lennar has the flexibility to terminate its purchase options with Millrose, but if it does:• Lennar would be obligated to pay a 5% termination fee to Millrose and forfeit its 5% initial option deposit• Lennar would be required to complete any remaining horizontal development work on all homesites in the same pool• Lennar would lose its option to purchase other properties in the same pool

Millrose’s Innovative REIT Structure Ensures its HOPP’RTranslates Into a Tax-efficient, Income-generating Asset Land Banking as a REIT-qualified asset classMillrose is structured Shareholders as a REIT with a Kennedy Lewis wholly-owned taxable (Manager)DividendsREIT subsidiary Millrose Properties, Inc. (“TRS”) Management Agreement (Maryland Corporation, REIT)TRS enters into Promissory Interest purchase option Notes Expense on Equity Promissory agreements with Notes homebuilders and Interest DividendsPurchase Option Agreement fund land acquisitions and development Millrose Properties Holdings, LLC costs Homebuilder(Delaware LLC, TRS)Earnings from TRS Funding for Land Monthly are distributed to the Acquisitions & Option Fee Payment Sold to Homebuilders Development CostsREIT through interest upon Exercise of (tax-free) and Option Agreement Land Assets (Takedown) dividends (net after- (Property LLCs) tax earnings)